

02007612

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3-11-02

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50445

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASH. D.C. 354 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clark/Bardes Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 W. Fifth Street, 52nd Floor
(No. and Street)

Los Angeles	CA	90071-2086
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda Imes 213-438-6334
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

2121 San Jacinto Street, Suite 1500	Dallas	TX	75201
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brenda Imes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clark/Bardes Financial Services, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Vice President

Title

Notary Public

RITA I. PETERS
Commission # 1279356
Notary Public - California
Los Angeles County
My Comm. Expires Oct 5, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Clark/Bardes Financial Services, Inc.
(formerly CRG Financial Services, Inc.)
Year ended December 31, 2001

Clark/Bardes Financial Services, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2001

Contents

0202-0272354

2/27/2002 11:35 AM



Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

Board of Directors
Clark/Bardes Financial Services, Inc.

We have audited the accompanying statement of financial condition of Clark/Bardes Financial Services, Inc. (formerly CRG Financial Services, Inc.) (the Company) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark/Bardes Financial Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 8, 2002

Clark/Bardes Financial Services, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 1,469,151
Accounts receivable	359,990
Total assets	$ 1,829,141
Liabilities and Stockholder's Equity	
Commissions payable	$ 240,787
Commissions payable to affiliated companies	596,290
Income tax payable to parent	301,941
Accounts payable	5,885
Total liabilities	1,144,903
Stockholder's equity:	
Common stock, no par value:	
Authorized shares – 1,000	
Issued shares – 1,000	15,000
Paid in capital	235,000
Retained earnings	434,238
Total stockholder's equity	684,238
Total liabilities and stockholder's equity	$ 1,829,141

See accompanying notes.

Clark/Bardes Financial Services, Inc.

Statement of Income

Year ended December 31, 2001

Revenue	
Commissions	$ 35,069,260
Interest	13,104
	35,082,364
Expenses	
Commissions	33,567,716
Operating expenses	778,207
	34,345,923
Income before tax expense	736,441
Income tax expense	301,941
Net income	$ 434,500

See accompanying notes.

Clark/Bardes Financial Services, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Paid In Capital	Retained Earnings/ (Deficit)	Total
Balance at December 31, 2000	$ 15,000	$ –	$ (262)	$ 14,738
Capital contribution	–	235,000	–	235,000
Net income	–	–	434,500	434,500
Balance at December 31, 2001	$ 15,000	$ 235,000	$ 434,238	$ 684,238

See accompanying notes.

Clark/Bardes Financial Services, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Operating Activities	
Net income	$ 434,500
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(359,990)
Increase in accounts payable	5,885
Increase in income tax payable to parent	301,775
Increase in commissions payable and commissions payable to affiliated companies	837,077
Net cash provided by operating activities	784,747
Financing Activity	
Capital contribution	235,000
Cash provided by financing activity	235,000
Net increase in cash	1,454,247
Cash at beginning of year	14,904
Cash at end of year	$ 1,469,151

See accompanying notes.

1. Organization and Nature of Business

Clark/Bardes Financial Services, Inc. (the Company) is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD), and is a wholly owned subsidiary of Clark/Bardes, Inc. (the Parent). The Company is engaged in a single line of business as a securities broker-dealer for the sale of variable life insurance, mutual fund, and variable annuities contracts primarily to large United States corporations. During 2001, the Company changed its name from CRG Financial Services, Inc. to Clark/Bardes Financial Services, Inc.

2. Summary of Significant Accounting Policies

Commissions

Commissions are accrued and recognized as revenue at the time the contract or policy application is completed, the premium is paid (if applicable) and the party is contractually committed to purchase the contract or policy. In addition, renewal commissions are accrued and recognized on the policy anniversary date.

The Company pays its affiliates, based upon an agreement with its parent, the commission revenue earned less a small fee. This is reflected on the statement of income as commission expense.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is recorded. If accounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2. Summary of Significant Accounting Policies (continued)

The Company's operations are consolidated with those of the Parent. The tax-sharing policy between the Company and the Parent provides that the Company will realize tax expense or benefit based on the effect of the Company's earnings or loss on the consolidated income tax return of the Parent. Net income tax expense payable to the Parent under this arrangement was $301,941 at December 31, 2001. The Company's income tax expense reflects the impact from the federal income tax rate of 35% and state tax rate of 8.84%. There are no temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2001.

Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2001, the Company had net capital of $608,357, which was $532,030 in excess of its required net capital of $76,327. At December 31, 2001, the Company's aggregate indebtedness to net capital ratio was 1.88 to 1.

4. Related Party Transactions

The Company has an agreement with the Parent whereby all of the commissions revenue on sales of variable life insurance policies, mutual funds, and variable annuity contracts offered by the Company, less a small fee, were paid to an affiliate as commissions. This is reflected on the statement of income as commissions expense. Also, the Parent initially paid for all expenses of the Company; however, the Company then repaid the Parent for such expenses.

5. Warrants

The Company holds warrants of the National Association of Securities Dealers, Inc. at a cost of $3,300. The warrants are to purchase shares of common stock of the NASDAQ Stock Market, Inc. and are exercisable in four tranches over a four year period beginning June 28, 2002. The warrants are not readily marketable, thus management has assigned a $0 fair value as of December 31, 2001.

Supplemental Information

Clark/Bardes Financial Services, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net Capital		
Total stockholder's equity	$	684,238
Deductions		–
Total stockholder's equity qualified for net capital		684,238
Allowable credits		–
Total capital and allowable costs		684,238
Deductions and/or charges:		
Nonallowable assets:		
Other assets		75,881
Total deductions and/or charges		75,881
		–
Net capital	$	608,357
Aggregate indebtedness:		
Items included in statement of financial condition:		
Commissions payable, accounts payable-other	$	842,962
Income tax payable to parent		301,941
Total aggregate indebtedness	$	1,144,903
Computation of Basic Net Capital Requirement		
Minimum net capital required to be the greater of:		
Minimum net capital pursuant to Rule 15c3-1(a)(2)(vi)	$	5,000
Aggregate indebtedness not to exceed 15-to-1		76,327
Minimum net capital requirement	$	76,327
Excess net capital at 1500%	$	532,030
Excess net capital at 1000%	$	493,867
Ratio: Aggregate indebtedness to net capital		1.88 to 1
Reconciliation with Company's Computation		
Net capital, as reported in Company's Part II Focus Report (Unaudited)	$	608,357
Net effect of audit differences		–
Net capital per above	$	608,357



■ Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

■ Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Clark/Bardes Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Clark/Bardes Financial Services, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

February 8, 2002